                                                              EXHIBIT (a)(1)(ii)

                    FORM OF LETTER TO SHAREHOLDERS WHO HAVE
                          REQUESTED OFFER TO PURCHASE

                       MORGAN STANLEY PRIME INCOME TRUST

Dear Shareholder:

    As you requested, we are enclosing a copy of the Morgan Stanley Prime Income Trust (the "Trust") Offer to Purchase 50,000,000 of its issued and outstanding common shares of beneficial interest (the "Common Shares") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is for cash at the net asset value ("NAV") per Common Share computed as of 4:00 P.M. New York City time on the expiration date of the Offer. The expiration date is 12 midnight, New York City time on December 21, 2001, unless extended as stated in the Offer. An "Early Withdrawal Charge" will be imposed on most Common Shares accepted for payment that have been held for four years or less. Please read carefully the enclosed documents, which include the Trust's most recent financial statements.

    If after reviewing the information set forth in the Offer, you wish to tender Common Shares for purchase by the Trust, and you have a brokerage account at Morgan Stanley DW Inc. and your Common Shares are not evidenced by certificates in your possession you may, if you wish, contact your Morgan Stanley Financial Advisor and request that he or she tender your Common Shares on your behalf. IN SUCH EVENT YOU ARE NOT REQUIRED TO COMPLETE THE ENCLOSED LETTER OF TRANSMITTAL.

    If you do not have a brokerage account at Morgan Stanley DW Inc. and wish to tender Common Shares or do not wish to tender Common Shares through your Morgan Stanley Financial Advisor at Morgan Stanley DW Inc. or your Common Shares are evidenced by certificates in your possession, please follow the instructions contained in the Offer to Purchase and Letter of Transmittal.

    Neither the Trust nor the Board of Trustees is making any recommendations to any holder of Common Shares as to whether to tender Common Shares. Each shareholder is urged to consult his or her Financial Advisor or tax professional before deciding whether to tender any Common Shares.

    The Trust's NAV per Share on November 9, 2001 was $8.38. You can obtain current NAV quotations from Morgan Stanley DW Inc. by calling (800) 869-NEWS extension 0. The Trust offers and sells its Common Shares to the public on a continuous basis. The Trust is not aware of any secondary market trading for the Common Shares.

    Should you have any questions on the enclosed material, please do not hesitate to call Morgan Stanley DW Inc. at (800) 869-NEWS extension 0 during ordinary business hours. We appreciate your continued interest in Morgan Stanley Prime Income Trust.

                             Sincerely,

                             MORGAN STANLEY PRIME INCOME TRUST

                                      c/o Morgan Stanley Dean Witter Trust FSB
                                      Harborside Financial Center, Plaza Two
                                      Jersey City, NJ 07311
                                      Telephone (800) 869-6397